One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax: 404-881-7777

www.alston.com

Lesley H. Solomon	Direct Dial: 404-881-7364	E-mail: lesley.solomon@alston.com

April 29, 2009

Via EDGAR

Ms. Sonia G. Barros

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:	Paladin Realty Income Properties, Inc.
Post Effective Amendment No. 5 to Form S-11
Filed April 22, 2009
File No. 333-146867

Dear Ms. Barros:

This letter sets forth the responses of Paladin Realty Income Properties, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission provided orally on April 29, 2009, with regard to the above-referenced filing. For your convenience, we have set forth below the Staff’s comments followed by the relevant responses.

Supplement No. 7 dated April 22, 2009

Information Regarding Our Distributions, pages 4-5

1. Comment: Please revise your disclosure to include a chart for the most recent four fiscal quarters setting forth the amount of distributions paid and the source for the payment of such distributions, including cash flow from operations.

Response: The Company will include the chart set forth below in the final version of Supplement No. 7, filed pursuant to Rule 424(b)(3), in response to the Staff’s comment.

	Three Months Ended
	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008
Distributions paid in cash	$218,581	$203,343	$178,807	$152,922
Source of distributions:
Cash flow from operations	$(34,158)	$187,151	$178,807	$152,922
Excess cash flow from operations for prior periods	252,739	16,192	—	—
Total sources	$218,581	$203,343	$178,807	$152,922

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Ms. Sonia G. Barros

April 29, 2009

Share Redemption Program

2. Comment: We note that your share redemption program is limited to 10% of the number of shares of your common stock outstanding on the same date of the prior calendar year as the date of redemption. Please provide us with a detailed analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share redemption program. We note that the 10% limit is different from programs for which relief has been granted by the Division of Corporation Finance in prior no-action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003).

Response: The Issuer will propose to its board of directors that it amend its share redemption program to conform the terms of its share redemption program to those of other issuers who have previously been granted no-action relief from Rule 13e-4 and Regulation 14E of the 1934 Act by the Division of Corporation Finance. In particular, the Issuer will propose to revise the share redemption program to include a limitation on the number of shares redeemed during any calendar year of 5.0% of the weighted average number of shares outstanding during the prior calendar year. Subject to board approval, the Issuer will file a prospectus supplement pursuant to Rule 424(b)(3) describing the amended share redemption program.

Incorporation of Form 10-K

3. Comment: We note that you have incorporated by reference your Form 10-K for the year ended December 31, 2008, which incorporates your proxy statement for the 2009 Annual Meeting of Stockholders (the “2009 Proxy Statement”) by reference. Please confirm to us that you will file the 2009 Proxy Statement before effectiveness of Post-Effective Amendment No. 5.

Response: The Issuer confirms that it will file its proxy statement for the 2009 Annual Meeting of Stockholders on April 30, 2009.

Thank you for your consideration of the Company’s responses to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 881-7364.

Sincerely,

/s/ Lesley H. Solomon
Lesley H. Solomon

cc:	Whitney A. Greaves